SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 9

CNOVA N.V.
(Name of the Issuer)

Cnova N.V.	Casino, Guichard-Perrachon S.A.	Companhia Brasileira de Distribuição

(Names of Persons Filing Statement)

Ordinary shares, par value €0.05 per share
 (Title of Class of Securities)

N20947102
 (CUSIP Number of Class of Securities)

CNOVA N.V. WTC Schiphol Airport Tower D, 7th Floor Schiphol Boulevard 273 1118 BH Schiphol The Netherlands +31 20 795 06 71 Attn: General Counsel	c/o CASINO, GUICHARD–PERRACHON 1, Esplanade de France, BP 30642008 Saint-Etienne Cedex 2 – FRANCE +33 4 77 45 31 31 Attn: General Counsel	c/o COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Av. Brigadeiro Luís Antônio, 3235 Jardim Paulista CEP 01402-901 São Paulo SP Brasil +55 11 3886 0533 Attn: General Counsel

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copy to

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
Attn: Adam O. Emmerich

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☑	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$704,734,455	$73,954.82
*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction valuation was determined by taking the sum of (a) the product of (i) 96,790,798 ordinary shares of Cnova N.V. acquired in the Reorganization multiplied by (ii) $5.25, the market value of the ordinary shares, established by the average of the high and low prices reported by The NASDAQ Stock Market for August 18, 2016 (such product, the “Reorganization Value”) plus (b) the product of (i)(A) the sum of 35,569,932 ordinary shares of Cnova N.V. not directly or indirectly owned by Casino, Guichard-Perrachon plus (B) 172,389 deferred stock units that would vest as ordinary shares of Cnova N.V in the event of the death of the beneficiaries of such units multiplied by (ii) the offer price of $5.50 per share (such product, the “Tender Offer Value”). The calculation of the filing fee is based on information provided by Cnova N.V. as of December 27, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016 by taking the sum of (a) the product of the Reorganization Value multiplied by 0.0001007 plus (b) the product of the Tender Offer Value multiplied by 0.0001159.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.
Amount Previously Paid: $51,170.88	Filing Party: Cnova N.V.
Form or Registration No.: Schedule 13E-3	Date Filed: August 23, 2016

Amount Previously Paid: $22,783.94	Filing Party: Casino, Guichard-Perrachon
Form or Registration No.: Schedule TO-T	Date Filed: December 27, 2016

Introduction

This Amendment No. 9 to the Rule 13e-3 Transaction Statement (the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (a) Cnova N.V. (“Cnova”), (b) Casino, Guichard-Perrachon S.A. (“Casino”) and (c) Companhia Brasileira de Distribuição (“CBD”).

On August 8, 2016, Cnova, Cnova Comércio Electrônico S.A. (“Cnova Brazil”) and Via Varejo S.A. (“Via Varejo”) entered into a Reorganization Agreement providing for the reorganization of Cnova Brazil within Via Varejo (the “Reorganization”). In connection with the Reorganization, Casino executed a letter agreement pursuant to which Casino agreed to launch tender offers to purchase any and all outstanding ordinary shares of Cnova at a price of $5.50 per share, subject only to completion of the Reorganization. Further, pursuant to a separate letter agreement, CBD agreed not to tender the Cnova shares it owns into Casino’s potential tender offers nor otherwise transfer its Cnova shares prior to the completion of the tender offers.

On October 31, 2016, the Reorganization was completed.

Pursuant to requirements of French law, on December 6, 2016, Casino published a draft note d’information (the “French Offer Document”) in connection with its offer (the “French Offer”) to purchase any and all outstanding ordinary shares, nominal value €0.05 per share, of the Company (“Cnova Ordinary Shares”), from holders of Cnova Ordinary Shares not resident in the United States of America (“Non-U.S. Holders”) who are permitted to participate in the French Offer pursuant to local laws and regulations applicable to those Non-U.S. Holders. Also on December 6, 2016, Cnova published a draft note d’information en réponse (the “French Response Document”), which includes the response of the Cnova board of directors to the French Offer Document. The French Offer is part of the offer to purchase any and all outstanding Cnova Ordinary Shares that was previously announced by Casino in connection with the now completed Reorganization. On December 22, 2016 the French Offer Document and the French Response Document received the visa of the Autorité des Marchés Financiers, the competent regulator of the French Offer, and on December 27, 2016, the French Offer was formally commenced.

Additionally, on December 27, 2016, Casino filed a tender offer statement on Schedule TO-T and commenced a tender offer, pursuant to which it is offering to purchase all outstanding Cnova Ordinary Shares held by U.S. Holders (as such term is defined in Rule 14d-1(d) under the Exchange Act) for $5.50 per Cnova Ordinary Share, net to the seller in cash, less any applicable withholding tax, (the “U.S. Offer” and, together with the French Offer, the “Offers”). The U.S. Offer is being made by Casino pursuant to and subject to the terms and conditions set forth in Casino’s offer to purchase, dated December 27, 2016 (the “Offer to Purchase”), which is included as Exhibit (a)(16) to this Transaction Statement.

The U.S. Offer expired at 11:59 p.m. New York City Time on January 25, 2017 and the French Offer expired on January 25, 2017.

This Final Amendment is being filed pursuant to Rule 13e3(d)(3) under the Exchange Act to report the results of the series of transactions that are the subject of this Transaction Statement.

Item 15 of the Transaction Statement is hereby amended and supplemented as follows:

Item 15. Additional Information.

The U.S. Offer and withdrawal rights expired at 11:59 p.m., New York City time, on Wednesday, January 25, 2017 (the “Expiration Date”). The Depositary for the U.S. Offer has indicated that a total of 16,641,272 Cnova ordinary shares were validly tendered and not validly withdrawn pursuant to the U.S. Offer as of the Expiration Date, representing 4.8% of outstanding Cnova ordinary shares and approximately 46.8% of the outstanding Cnova ordinary shares not already beneficially owned by Casino or any of its controlled affiliates. In addition, Notices of Guaranteed Delivery were delivered for 161,498 Cnova ordinary shares, representing approximately 0.05% of outstanding Cnova ordinary shares and 0.45% of the outstanding Cnova ordinary shares not already owned by Casino or any of its controlled affiliates, pursuant to which 119,338 Cnova ordinary shares were ultimately delivered.

Additionally, the French Offer and withdrawal rights expired on Wednesday, January 25, 2017. On Tuesday, January 31, 2017, the Autorité des Marchés Financiers published definitive results of the French Offer which stated that a total of 14,967,526 Cnova ordinary shares were validly tendered and not validly withdrawn prior to the expiration of the French Offer, representing 42.1% of outstanding Cnova ordinary shares and approximately 4.3% of the outstanding Cnova ordinary shares not already beneficially owned by Casino or any of its controlled affiliates.

As a result of the Offers, Casino and its controlled affiliates beneficially own, in aggregate, 340,665,252 Cnova ordinary shares, representing approximately 98.9% of outstanding Cnova ordinary shares.

SIGNATURE

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 1, 2017

CNOVA N.V.

By:	/s/ Steven Geers
Name:	Steven Geers
Title:	General Counsel

[Signature Page to Transaction Statement on Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 1, 2017

CASINO, GUICHARD-PERRACHON S.A.

By:	/s/ Jean-Charles Naouri
Name:	Jean-Charles Naouri
Title:	Chairman and Chief Executive Officer

[Signature Page to Transaction Statement on Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 1, 2017

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Christophe José Hidalgo
Name:	Christophe José Hidalgo
Title:	Chief Financial Officer

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Antonio Salvador
Name:	Antonio Salvador
Title:	Executive Vice President of Human Resources and Management

[Signature Page to Transaction Statement on Schedule 13E-3]